

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   July 31, 2009

Kevin Kreisler
Chief Executive Officer
Greenshift Corporation
One Penn Plaza
Suite 1612
New York, NY 10019

> **Re:** **Greenshift Corporation**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed July 15, 2009**
> **File No. 000-50469**

Dear Mr. Kreisler:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment of the Certificate of Incorporation to Increase the Authorized Common Stock, page 3</u>

1. We note your response to comment 2 in our letter dated July 7, 2009. Specifically, we note your statement that "[t]here are no agreements between the Company and any of its creditors under which the Company may repay all or a portion of its debt by converting the debt into shares of the Company's common stock." However, the first and fourth paragraphs in this section indicate that YA Global and other creditors hold convertible debt instruments whereby YA Global and the other creditors may convert the debt they hold into shares of your common stock. Please reconcile. To the extent that YA Global and the other creditors have entered into any agreements with the Company under which the Company may repay all or a portion of its debt by converting the debt into shares of the Company's common stock, please disclose the material terms of these agreements.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bob Brantal, Esq.
        52 Mulligan Lane
        Irvington, NY 10533